Cascades Inc.
404 Marie-Victorin Blvd., P.O.Box 30
Kingsey Falls (Quebec) Canada J0A 1B0
Telephone:	819-363-5100
Fax:	819-363-5155

October 2, 2013

Re:	Cascades Inc.

Form 40-F for the Fiscal Year Ended December 31, 2012

Filed March 27, 2013

File No. 333-105024

Dear Mr. Horowitz:

Cascades Inc. (“Cascades”) is submitting this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) addressed to Allan Hogg, Chief Financial Officer, dated September 25, 2013, relating to Cascades’ Form 40-F for the fiscal year ended December 31, 2012 filed March 27, 2013. For your convenience, we have repeated the Staff’s single comment below.

1.	Please tell us how you comply with General Instruction B.(6)(d) of Form 40-F, which requires an attestation report of the registered public accounting firm with regard to your annual report on internal control over financial reporting. Please also note the requirements of General Instruction B.(6)(c)(4).

Response:

Pursuant to amendments to Form 40-F effected pursuant to the Commission’s release “Internal Control Over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers” (Release Nos. 33-9142; 34-62914), an attestation report of a registered public accounting firm is not required for an issuer that is not an “accelerated filer” or a “large accelerated filer.” As described in greater detail below, because Cascades is and has been a “voluntary filer” for the past several years, it does not meet the definition of either an “accelerated filer” or a “large accelerated filer” and accordingly was not required to provide an attestation report of a registered public accounting firm in its Annual Report on Form 40-F for the year ended December 31, 2012.

Cascades’ current reporting with the Commission relates to two series of notes it issued in 2009—(i) $500,000,000 aggregate principal amount of 7-3/4% Senior Notes due 2017 and (ii) $250,000,000 aggregate principal amount of 7-7/8% Senior Notes due 2020 (Cascades also had two additional series of notes maturing in 2013 with a very small public float as to which the same analysis as set forth below applies). These notes were issued in separate private placement transactions in December 2009. New notes with substantially identical terms issued in exchange for these privately placed notes were issued in a transaction registered under the Securities Act of 1933 in June 2010. The effectiveness of the registration statement relating to this registered exchange offer resulted in Cascades being subject to reporting under the Exchange Act of 1934 (the “Exchange Act”) for 2010 pursuant to Section 15(d)

thereof (the notes are not, and have not been, listed on any exchange). However, because as of January 1, 2011 (and similarly as of January 1, 2012), there were less than 300 holders of record of each series of notes, Cascades’ duty to file reports pursuant to Section 15(d) of the Exchange Act was suspended for 2011 (and similarly for 2012). Cascades, however, has continued to file periodic reports with the Commission as a “voluntary filer” as required by the terms of the indentures pursuant to which each series of notes were issued.

The definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 under the Exchange Act each include as a condition to falling within the definition that the issuer has been “subject to” to the reporting requirements of the Exchange Act for a period of at least twelve calendar months. The Commission’s Compliance and Disclosure Interpretations relating to the registration and reporting provisions of Sections 12, 13 and 15 of the Exchange Act make clear that (i) the twelve calendar month period to which an issuer must have been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act relates to a period of at least twelve calendar months measured as of the end of its fiscal year (Question 130.01), (ii) a “voluntary filer” is not “subject to” Section 13(a) or 15(d) of the Exchange Act because it is not obligated to file periodic reports pursuant to those provisions (Question 130.02) and (iii) an issuer’s reporting history does not take into account the period of time during which it filed periodic reports as a voluntary filer (Question 130.03). Accordingly, as a voluntary filer, Cascades is not “subject to” reporting pursuant to Section 13(a) or 15(d) of the Exchange Act and therefore does not fall within the definition of “accelerated filer” or “large accelerated filer” and, as a result, was not required to provide an attestation report of a registered public accounting firm in its Annual Report on Form 40-F for the year ended December 31, 2012.

In connection with our response to Staff’s comment, we acknowledge that:

•	Cascades is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cascades may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me at (819) 363-5143.

Sincerely,

/s/ Allan Hogg
Vice President and Chief Financial Officer